CONFIDENTIAL TREATMENT REQUESTED BY ZILLOW, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES

AND EXCHANGE COMMISSION.

June 20, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Barbara C. Jacobs, Assistant Director
Matthew Crispino, Staff Attorney
Melissa Feider, Staff Accountant

Re:	Zillow, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on June 10, 2011
File No. 333-173570

Dear Ms. Jacobs:

We are submitting this letter on behalf of Zillow, Inc. (the “Company” or “Zillow”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 16, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For the purpose of business confidentiality, the submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 under the Freedom of Information Act, 17 C.F.R. § 200.83.

The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 3 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Registration Statement.

June 20, 2011

Critical Accounting Policies and Estimates

Share-Based Compensation, page 53

1.	Please refer to prior comment 3. Please tell us why the weighting of the IPO scenario was not higher than 50% in the May 23, 2011 valuation given that the grant date was only two weeks prior to the company establishing a preliminary price range and three weeks prior to the company’s planned road show. In addition, explain further why the IPO scenario was weighted at only 25% in the March 1, 2011 valuation considering you began discussions with potential underwriters prior to such grant. Also, tell us the amount of the valuations at March 1, 2011 and May 23, 2011 under both the IPO scenario and the delayed event scenario.

Response: While the May 23, 2011 grants were only approximately two weeks prior to the lead underwriter’s communication to the Company of a preliminary estimated price range for the IPO, the Company at the time of those grants had no assurance as to when the preliminary price range would be established or the road show commenced. The IPO market was and remains very volatile and it was the view of the compensation committee of the Company’s board of directors that there remained significant risk of a failed or substantially delayed IPO. With respect to the March 1, 2011 grants, the risks referenced above were significantly compounded by the fact that the Company was still at the early stages of the IPO planning process, and had not yet selected the co-managers for the offering, nor held its organizational meeting. In general, the compensation committee has assumed throughout this process that there is significant risk to successful completion of an IPO based upon the historical rate of filed registration statements that have not resulted in successfully consummated IPOs. In support of this view, data the Company has reviewed indicates that less than half of initial public offerings filed since the beginning of 2009 have been successfully completed.

The third-party valuations used to value the Company’s Class A common shares in the March 1, 2011 grants and May 23, 2011 grants under the IPO scenario were $1.59 and $2.25, respectively ($5.38 and $7.61, respectively, giving effect to the 3.38-to-1 reverse stock split that was effected on June 17, 2011). The third-party valuations used to value the Company’s Class A common shares in the March 1, 2011 grants and May 23, 2011 grants under the delayed event scenario were $1.01 and $1.49, respectively ($3.42 and $5.04, respectively, giving effect to the reverse stock split).

While the Company believes that the weightings used in the March 1, 2011 and May 23, 2011 grants are appropriate, the Company acknowledges that other companies establishing valuations at comparable stages of their IPO process have in some cases assigned higher probability weightings to successful completion of their IPOs. Consequently, the Company intends to reassess the fair value of the Class A common stock value for stock-based compensation purposes at those dates by increasing the weighting of the IPO scenario to *% and *% in its valuations for March 1, 2011 and

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

June 20, 2011

May 23, 2011, respectively. The impact of those changes in weightings to the fair value of the Class A common stock, assuming all other valuation inputs remain constant, would be to increase the fair value to $* and $* for the grants on March 1, 2011 and May 23, 2011, respectively ($* and $*, respectively, giving effect to the reverse stock split). In light of these changes, the Company would revise as appropriate the amounts that would be impacted materially, including goodwill and additional paid-in capital and also the disclosure related to share-based compensation. The Company advises the Staff that, to the extent such changes require a restatement notation, it would include such notation in the March 31, 2011 financial statements for the filing of Amendment No. 4 to its Registration Statement on Form S-1, and remove the notation for subsequent filings prior to effectiveness.

2.	Additionally, please tell us the names of the differing comparable companies used in the preliminary price range valuation and quantify, if possible, the percentage impact it had on the increase from the valuation of the May 23, 2011 grant. Furthermore, tell us why these companies were not used in IPO scenario in the valuation of the May 23, 2011 grant given its closer proximity to the company potentially completing an IPO.

Response: The Company is supplementally providing the Staff with the names of the publicly traded companies used by the lead underwriter in connection with the establishment of the preliminary estimated price range. Pursuant to Rule 418(b) promulgated under the Securities Act, this list is being provided to the Staff on a supplemental basis only and is not to be deemed filed with, or deemed part of, the Registration Statement. The Company respectfully requests that the Staff return the list of comparables pursuant to Rule 418(b) upon the completion of its review. The comparables included both established publicly traded companies in industry sectors viewed by the lead underwriter to be similar to the Company’s, and Internet companies whose IPOs were completed in 2011. The preliminary estimated price range provided by the lead underwriter was not a formulaic result of the metrics implied by these two groups of comparables, but was rather a subjective estimate based on these comparables together with other factors that the lead underwriter considered to be relevant. Because the valuation methodology used in establishing the preliminary estimated price range and the discounted cash flow approach used by the third-party valuation firm were so dramatically different, the Company is unable to calculate the percentage impact that resulted from the use by the lead underwriter of different comparable companies than those used in the third-party valuation firm’s May 20, 2011 valuation considered by the Company’s compensation committee of the board of directors for the May 23, 2011 grants.

Neither the third-party valuation firm nor the compensation committee knew, at the time of the May 20, 2011 valuation and the May 23, 2011 grants, the comparables that the lead underwriter would use in connection with the establishment of the preliminary estimated price range. Furthermore, the third-party valuation firm would not, in any event, have used a different set of comparables for its valuation under the IPO scenario, since, under

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

June 20, 2011

the discounted cash flow method, such valuation was derived from the same enterprise value for the Company that was used for the delayed event scenario valuation. Because the discounted cash flow approach begins with a terminal value based upon estimated EBITDA performance of the Company over a five-year period, the firm performing the third-party valuation determined it was most appropriate to use more mature companies as comparables rather than companies that had recently completed IPOs, some of which had dramatically higher multiples than the other comparable companies used in the valuations. The difference in the common share valuation under the delayed scenario and the IPO scenario is primarily due to the effect of liquidation preferences for the Company’s preferred stock in the delayed event scenario, while all series of preferred stock are assumed to convert to the Company’s Class A common stock in the IPO scenario.

Consolidated Financial Statements

Statements of Operations, page F-4

3.	We note from your disclosures on page 41 that technology and development costs include amortization related to capitalized website and development activities and amortization of certain intangibles and licensing costs related to the purchase of data used to populate your website. Tell us your consideration to include these amortization amounts and the period license costs in cost of revenues. We refer you to Rule 5-03 of Regulation S-X. If you intend to continue classifying amortization related to cost of revenue in your technology and development expense line items, disclosure of the exclusion and the amount should be made in the cost of revenue line caption in accordance with SAB Topic 11B.

Response: In the following analysis, the Company separately presents its considerations in determining the classification of amortization expense in the Statements of Operations related to the capitalized website and development activities and purchased content.

Amortization of Capitalized Website and Development Activities

With respect to the classification of capitalized website and development activities, the Company considered the following relevant factors:

•

The Company reviewed several businesses within the Internet industry and noted a lack of consistent classification within the Statement of Operations across these surveyed businesses. A significant majority of these businesses classify and present amortized website and development costs in the following expense categories: product development, amortization of intangibles, and technology and development. The Company did identify instances where these costs are classified in cost of revenues or similar categories; however, these instances were the exception. The Company’s analysis included, among others, a review of the

June 20, 2011

financial statements of Amazon.com, Inc., Ancestry.com Inc., Move, Inc., Realpage, Inc., ZipRealty, Inc., Expedia, Inc. and Market Leader, Inc., and the Company subsequently reviewed the financial statements of HomeAway, Inc. and Pandora Media, Inc. when they became publicly available.

•

For each reporting period presented, the Company discloses the classification in the Statements of Operations and the related amount of amortization expense for capitalized website development activities separately in Note 5 to the financial statements. The reader of the financial statements therefore has visibility into these costs which can help her/him evaluate the impact of such costs on the financial statements.

•

Amortization expense recorded for website development costs for the years ended December 31, 2008, 2009 and 2010 totaled $4.7 million, $4.2 million and $3.6 million, respectively, and revenues were $10.6 million, $17.5 million and $30.5 million, respectively. Based on the Company’s understanding of its business and corroborated by these trends, the Company does not believe that there is a direct correlation between revenue and these amortized costs. Therefore the Company believes the current presentation is appropriate.

Based on the considerations outlined above, the Company has concluded that the classification of amortization expense for capitalized website development activities within technology and development in the Statement of Operations is appropriate and is not inconsistent with the approach others in the industry use to classify these costs.

Amortization of Purchased Content

In evaluating the classification in the Statements of Operations of amortization expense related to purchased content, the Company considered the following relevant factors:

•

The Company further evaluated the set of internet companies referenced above and noted that the majority of the companies classify these costs separately only when they relate to intangibles purchased in acquisition of businesses.

•

The amount of amortization expense recorded for purchased content is disclosed in Note 8 to the financial statements for each reporting period presented. The reader of the financial statements therefore has visibility into these costs which can help her/him evaluate the impact of such costs on the financial statements.

•

Amortization of purchased content for the years ended December 31, 2008, 2009 and 2010 was $0.8 million, $0.6 million and $0.6 million, respectively, representing 2.4%, 2.0% and 1.6% of total expenses reported and therefore, deemed not material. Consequently, these expenses did not merit separate presentation and classification in the Statement of Operations.

June 20, 2011

•

The Company evaluated the trends in the amortization expense recorded for purchased data content, noting that the amortization amounts do not correlate with the Company’s revenue trends. The Company compared the amount of amortization expense recorded for purchased content to the amount of revenues recorded, noting that amortization expense as a percentage of revenues represents 7.5%, 3.4% and 2.0% for the years ended December 31, 2008, 2009, and 2010, respectively.

Based on the above considerations, the Company determined that classification of amortization of purchased content in the Statements of Operations within technology and development is appropriate and is not inconsistent with the approach others in the industry use to classify such costs. Separately, the Company believes these costs are not deemed material for separate presentation; however, the Company notes that the materiality of these expenses will continue to be monitored on a quarterly basis, and to the extent that these amounts were to become material to the Statements of Operations, the Company would revise the presentation of these expenses to include these costs as a separate line item. This line item would include the amortization expense related to purchased intangible assets through third-party data license arrangements as well as intangible assets acquired through business combinations.

Finally, the Company has revised the disclosure in Note 8 to the financial statements to indicate that amortization expense recorded for purchased content is included in technology and development expenses.

In addition, in determining the types of expenses to include in Cost of revenues, the Company considered Rule 5-03 of Regulation S-X. The Company also considered that at the time this rule was written most companies presented a gross margin line item. The Company does not present gross margins. The Company includes in Cost of revenues, expenses which are directly related to website operations as well as those that vary as revenues fluctuate. The Company believes the current classification is the most useful information to the reader of the financial statements because these are the costs that most directly relate to the Company’s revenue generating activities. The Company also discloses the amounts of the amortization expenses from website development activities and purchased content separately in the MD&A and the notes to financial statements. Therefore, a reader of the financial statements has access to and can directly analyze and evaluate these amortization expense figures.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-10

June 20, 2011

4.	We note your discussion of the real estate data contract and imagery data license agreement in your response to prior comment 8. With regards to such information, please provide the following:

•

Explain further how you account for the periodic escalating payments for these arrangements. Tell us the amount of such payments and clarify the terms and frequency of such payments for the imagery data license. Also, assuming you capitalize these payments, tell us the amortization period for such payments. In this regard, if you amortize the payments over the remaining term of the initial contract, then tell us how your current disclosures, which refer to an amortization period of five to 7.5 years supports your accounting;

Response: The Company is supplementally providing the Staff with a schedule which details the timing of and amount of the contractual payments, contractual expiration dates, the amortization schedule and other key terms for each of the Company’s data licensing agreements as requested. Pursuant to Rule 418(b) promulgated under the Securities Act, this schedule is being provided to the Staff on a supplemental basis only and is not to be deemed filed with, or deemed part of, the Registration Statement. The Company respectfully requests that the Staff return the schedule pursuant to Rule 418(b) upon completion of its review.

The Company further notes to the Staff that the net intangible assets related to these data contracts represent only 4% and 3% of total assets as of December 31, 2010 and March 31, 2011, respectively. Additionally, the amortization expense associated with these intangible assets represents approximately 2% of the Company’s expenses in all periods presented. Further, the significance of these assets and associated amortization is expected to decline in the future as the Company’s revenues and expenses grow.

Under arrangements that include escalating or uneven payment amounts, the Company capitalizes payments as they are made as an intangible asset and amortizes the contract costs as follows:

•

For contracts in which the Company has perpetual rights to the data, the total contract value is amortized on a straight-line basis over the life of the contract plus two years, which is equivalent to management’s best estimate of the useful life of the asset. Please refer to contracts A-F included in the supplemental schedule for further detail.

•

For contracts in which the Company does not have access to the data beyond the contractual term, the total contract value is amortized on a straight-line basis over the term of the contract. These data arrangements are disclosed in Note 2 to the financial statements as being accounted for in a manner similar to a prepaid subscription. Please refer to contracts G-I of the supplemental schedule for further detail.

June 20, 2011

The Company has revised the disclosures in Note 2 to the financial statements to clarify the capitalization and amortization policies related to these contracts.

•

Tell us and disclose the expiration dates for each of these arrangements and tell us what the company anticipates doing when these arrangements expire. For instance, tell us if these arrangements include renewal options or if you intend to renegotiate the renewal of these arrangements. To the extent the terms of such options, if any, or the renegotiations may differ significantly from those of your current arrangements such that they could materially impact your future financial condition or results of operations, tell us your consideration to include a discussion of these potential trends in your MD&A disclosures;

Response: The Company does not expect that the renegotiations of new contracts will have a material impact on the Company’s future financial condition or results of operations, as it is the Company’s belief that the likelihood of a material impact to the future financial conditions or results of operations is significantly mitigated by the fact that there are multiple providers of these data sets that compete with each other for customers seeking this data. In addition, the Company has previously negotiated renewals of certain of these contracts without material impact to the financial conditions or results of operations. The Company will continue to evaluate these contracts and the potential impacts on the trends to the financial condition, results of operations and cash flows, and to the extent these contracts would be expected to materially affect those trends, the Company would add disclosure as appropriate to the MD&A.

•

Revise your disclosures in Note 2 to indicate, as you have in your response, that at the inception of these arrangements, the company determined that you would be able to recover the costs of these arrangements via the generation of future revenues and margins. Also, revise to clarify, if true, that you are able to make similar determinations each time you capitalize the periodic payments under these arrangements;

Response: The Company has revised the disclosures in Note 2 on page F-10 to indicate that it evaluates data content contracts for potential capitalization at the inception of the arrangement and also each time periodic payments are made under these arrangements.

•

Your response to comment 27 in your May 23, 2011 letter indicates that because the company does not have the ability to reliably predict future traffic to its website and mobile applications, the pattern of delivery of the economic benefits of the data cannot be reliably determined and therefore, you amortize the capitalized purchased data content straight-line over the estimated useful life of the arrangement. Please revise your disclosures to clarify, as you have done in your response, how you determined that straight-line amortization was appropriate;

Response: The Company has revised the disclosures in Note 2 to indicate that the capitalized purchase data content is amortized on a straight-line basis as the pattern of delivery of the economic benefits of the data cannot reliably be determined because the

June 20, 2011

Company does not have the ability to reliably predict future traffic to its website and mobile applications.

•

Please confirm that you continue to monitor the pattern of amortization (i.e. straightline versus an accelerated method) for these assets and to the extent data becomes available, you will adjust your amortization policy, if deemed appropriate; and

Response: The Company confirms to the Staff that the pattern of amortization for these assets is monitored on a regular basis, and if there is a change in facts and circumstances, the amortization period for these assets is adjusted as deemed appropriate.

•

Revise to disclose that you continue to evaluate the length of the useful life of capitalized purchased data content each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization as you indicated in your response to prior comment 27 in your May 23, 2011 letter.

Response: The Company has revised the disclosures in Note 2 to indicate that the Company continues to evaluate the length of the useful life of the capitalized purchased data content each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

5.	The response to comment 27 in your May 28, 2011 letter refers to license fees that are capitalized (i.e. perpetual license agreements) and those that are expensed as incurred when the related data is provided to the company on a subscription basis. However, your disclosures in Note 2 refer to capitalized costs (i.e. perpetual license agreements) as well as costs for other data agreements that may be (a) capitalized and expensed ratably over the term of term of the agreement; or (b) expensed as purchased. Please explain further how the other data agreement costs were addressed in your original response. In this regard, your response appears to address those other data costs that are expensed as incurred but not those that are capitalized. Tell us the gross amount of the other data agreement costs that have been deferred at each balance sheet date and tell us if such amounts are included in your total intangible assets or tell us where they are reflected in your consolidated balance sheets. For each data agreement in which you defer (capitalize) the costs, tell us how you determine that the future benefits for each agreement is probable and that such benefit can be measured with sufficient reliability. For those agreements that are expensed as incurred as the data is provided on a subscription basis, please explain further the terms of the “subscription” arrangements and tell us how frequently the company makes payments under these arrangements.

Response: In addition to the two types of data license agreements described in response to Comment 4 above, the Company has one data license agreement with a five-year term in which the Company makes equal monthly recurring amounts of approximately $60,000. As the payments are uniform in pattern and the Company does not have access to the data after the contractual term, the Company expenses such payments as they are made. Previously in Note 2 to the financial statements, the

June 20, 2011

Company described this contract as “expensed as purchased”. The Company has revised the disclosure in Note 2 to the financial statements to clarify this accounting treatment.

Please refer to the supplemental schedule and the response to comment 4 above for the gross amount of data license agreement costs that have been deferred at each balance sheet date and the related amounts included in intangible assets, the basis of the Company’s determination that the future benefits are probable and the terms of the “subscription” arrangements for those that are expensed as incurred.

Note 13. Commitments and Contingences

Legal Proceedings, page F-27

6.	We note that for several of your proceedings, you have concluded that it is reasonably possible that a loss may be incurred; however, the possible loss or range of loss is not estimable. With regards to such matters, please supplementally provide the following:

•	An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure;

•

The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined; and

•	Confirm that when a reasonably possible range is estimable, you will disclose such information.

Response: In order to develop a range of reasonably possible losses, at the end of each quarter, the Company’s Chief Financial Officer leads a quarterly disclosure meeting which includes the Company’s General Counsel, Chief Executive Officer, Chief Revenue Officer and Chief Technology Officer. The meeting participants discuss questions about legal issues (e.g., potential threatened litigation, planned settlements, business license status, etc.) and other business matters.

The meeting participants identify issues that could potentially impact the financial statements or require disclosure. As part of this meeting, the General Counsel provides information regarding the status of any new, pending or threatened litigation, as well as the potential for settlement of any ongoing litigation matters, such as the current state of communications between the Company and the other party, whether there have been any settlement offers presented by the Company and/or the other party and, if there are any such offers, the likelihood that they will be accepted. In accordance with ASC 450, Contingencies, it is the Company’s policy to record an estimated loss from a loss contingency if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

The Company is not a party to any case in which the plaintiff has requested in public filings a quantified amount of relief.

June 20, 2011

The Company confirms that, when a reasonably possible range is estimable, it will disclose such information.

7.	You state that you currently believe that the final disposition of your litigations and claims will not have a “material adverse effect” on your business, financial position, results of operations, or cash flows. It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.” Please revise this language to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

Response: The Company has revised the disclosure to provide information in the context of that which is material to the financial statements. The revised disclosure included in Note 13 to the financial statements in the Amendment is as follows:

“Although we cannot be certain of the outcome of any litigation and claims, nor the amount of damages and exposure that we could incur, we currently believe that the final disposition of such matters will not have a material effect on our financial position, results of operations or cash flow.”

June 20, 2011

* * * *

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 359-3584.

Respectfully submitted,

PERKINS COIE LLP

/s/ David F. McShea

David F. McShea

cc (w/o enc.):	Spencer M. Rascoff
Kathleen Philips
Andrew B. Moore
Horace L. Nash
Alan C. Smith
James D. Evans